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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13E-3
Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 3)

BIG BUCK BREWERY & STEAKHOUSE, INC.
(Name of Issuer and Person Filing Statement)

Common Stock, $0.01 par value
(Title of Class of Securities)

089072 10 2
(CUSIP Number of Class of Securities)

Anthony P. Dombrowski
President, Chief Executive Officer, Chief Financial Officer and Treasurer
Big Buck Brewery & Steakhouse, Inc.
550 South Wisconsin Street
Gaylord, Michigan 49735
(Name, Address, and Telephone Numbers of Persons Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

Copies to:
 Christopher C. Cleveland
Brett D. Anderson
Briggs and Morgan, P.A.
2200 IDS Center
80 South Eighth Street
Minneapolis, MN 55402
(612) 977-8417

        This statement is filed in connection with (check appropriate box):

  a.
  ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

  b.
  ☐ The filing of a registration statement under the Securities Act of 1933.

  b.
  ☐ A tender offer.

  b.
  ☐ None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:     ☐

        Check the following box if the filing fee is a final amendment reporting the results of the transaction:    ☐

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee(1)

$215,500	$43.10

(1)
Pursuant to Exchange Act Rule 0-11(b), the amount of filing fee represents 1/50 of one percent of the transaction valuation.

☒ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $43.10
    Form or Registration No.: Schedule 13E-3
    Filing Party: Big Buck Brewery & Steakhouse, Inc.
    Date Filed: February 23, 2004

RULE 13e-3 TRANSACTION STATEMENT

        This Amendment No. 3 to Rule 13e-3 Transaction Statement ("Schedule 13E-3") is being filed by Big Buck Brewery & Steakhouse, Inc., a Michigan corporation (the "Company"), pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder. The Company is submitting to its shareholders a proposal to approve and adopt two amendments to the Company's Restated Articles of Incorporation providing for (1) a 1-for-10 reverse stock split of the Company's common stock, (2) cash payment of $0.25 per pre-split share to any shareholder who would not be entitled to receive at least one whole share of common stock in connection with the reverse stock split (in lieu of receiving a fractional share), and (3) a 10-for-1 forward stock split of the Company's common stock (collectively, the "Recapitalization").

        The Recapitalization is upon the terms and subject to the conditions set forth in the definitive proxy statement for a special meeting of the Company's shareholders scheduled for March 25, 2004, filed on February 26, 2004 (the "Proxy Statement"). The information in the Proxy Statement, including all appendices thereto, together with the accompanying proxy card, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the Proxy Statement and appendices thereto, including the accompanying proxy card.

Item 1.    Summary Term Sheet

        The information set forth in the Proxy Statement under the caption "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information

(a)	Name and Address. The name of the subject company is Big Buck Brewery & Steakhouse, Inc. The Company is a Michigan corporation with its principal executive offices located at 550 South Wisconsin Street, Gaylord, Michigan 49735. The Company's telephone number is (989) 731-0401.
(b)
Securities. The information set forth in the Proxy Statement under the caption "Information Concerning Solicitation and Voting—Record Date and Outstanding Common Stock" is incorporated herein by reference.
(c)
Trading Market and Price. The Company's common stock trades on the OTC Bulletin Board under the symbol "BBUC." The information set forth in the Proxy Statement under the caption "Other Information—Recent Sales of Stock" is incorporated herein by reference.
(d)	Dividends. The information set forth in the Proxy Statement under the caption "Other Information—Dividends" is incorporated herein by reference.
(e)	Prior Public Offerings. The Company has not made an underwritten public offering of its common stock during the past three years.
(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the caption "Other Information—Recent Repurchases of Stock" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

(a)	Name and Address. The filing person, Big Buck Brewery & Steakhouse, Inc., is also the subject company, with its address and telephone number provided in Item 2 above. See Item 3(c) below for the names of the Company's directors and executive officers. The business address of each director and executive officer of the Company is c/o Big Buck Brewery & Steakhouse, Inc., 550 South Wisconsin Street, Gaylord, Michigan 49735. The business telephone of each director and executive officer of the Company is c/o Big Buck Brewery & Steakhouse, Inc., (989) 731-0401.
(b)	Business and Background of Entities. Not applicable.
(c)
Business and Background of Natural Persons. The information set forth in the Proxy Statement under the caption "Background Information about Our Directors and Executive Officers" is incorporated herein by reference.

Item 4.    Terms of the Transaction

(a)(1)	Tender Offers. Not applicable.
(a)(2)
Mergers or Similar Transactions. The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors—Purposes and Reasons for the Recapitalization," "Special Factors—Material Differences in the Rights of Shareholders," "Federal Income Tax Consequences of the Recapitalization" and "Description of the Recapitalization—Vote Required" is incorporated herein by reference.
(c)	Different Terms. The information set forth in the Proxy Statement under the caption "Special Factors—Material Differences in the Rights of Shareholders" is incorporated herein by reference.
(d)	Appraisal Rights. The information set forth in the Proxy Statement under the caption "Description of Recapitalization—Dissenters' Rights" is incorporated herein by reference.
(e)	Provisions for Unaffiliated Security Holders. None.
(f)	Eligibility for Listing of Trading. Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the caption "Certain Relationships and Related Transactions" is incorporated herein by reference.
(b)	Significant Corporate Events. Not applicable.
(c)
Negotiations or Contracts. There were no negotiations between any executive officer, director, person controlling the Company, or executive officer or director of any corporation or other person ultimately in control of the Company, on the one hand, and the Company or any of its other insiders, on the other hand, regarding the Recapitalization.
(e)	Agreements Involving the Subject Company's Securities. Not applicable.

Item 6.    Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The fractional shares purchased by the Company in the Recapitalization will increase the number of authorized but unissued shares of the Company.
(c)
Plans. The information set forth in the Proxy Statement under the captions "Summary Term Sheet" and "Special Factors—Effects of the Recapitalization on the Company" is incorporated herein by reference. Other than the foregoing, the Company has no current plans of the type requiring disclosure under Item 1006(c)(1-8) of Regulation M-A. Future changes in financial condition or strategy could prompt management to develop such plans; however, any such future plans would be unrelated to the Recapitalization.

Item 7.    Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the captions "Summary Term Sheet" and "Special Factors—Purposes of and Reasons for the Recapitalization" is incorporated herein by reference.
(b)	Alternatives. The information set forth in the Proxy Statement under the caption "Special Factors—Alternatives Considered" is incorporated herein by reference.
(c)
Reasons. The information set forth in the Proxy Statement under the captions "Summary Term Sheet" and "Special Factors—Purposes of and Reasons for the Recapitalization" is incorporated herein by reference.
(d)
Effects. The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors—Effects of the Recapitalization on the Company," "Special Factors—Effects of the Recapitalization on Our Shareholders," "Special Factors—Effects of the Recapitalization on Our Directors and Officers," "Special Factors—Effects of the Recapitalization on Unaffiliated Shareholders," "Special Factors—Fairness of the Recapitalization," "Federal Income Tax Consequences of the Recapitalization," "Background Information about Our Directors and Executive Officers" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference. The Company's ability to utilize its net operating loss carryforwards will be unaffected by the Recapitalization. As of February 26, 2004, the executive officers and directors of the Company were as follows: Anthony P. Dombrowski, Richard A. Noelke, Mark S. Provenzano, Ronald Yee and Thomas E. Zuhl. Following the Recapitalization, assuming no other dispositions by such persons, each executive officer and director of the Company will continue to beneficially own shares of the Company's common stock.

Item 8.    Fairness of the Transaction

(a)	Fairness. The information set forth in the Proxy Statement under the captions "Summary Term Sheet" and "Special Factors—Fairness of the Recapitalization" is incorporated herein by reference.
(b)
Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions "Summary Term Sheet" and "Special Factors—Fairness of the Recapitalization" is incorporated herein by reference.
(c)
Approval of Security Holders. The information set forth in the Proxy Statement under the captions "Special Factors—Fairness of the Recapitalization" and "Description of the Recapitalization—Vote Required" is incorporated herein by reference.
(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the caption "Special Factors—Fairness of the Recapitalization" is incorporated herein by reference.
(e)
Approval of Directors. The information set forth in the Proxy Statement under the captions "Special Factors—Fairness of the Recapitalization" and "Description of the Recapitalization—Recommendation of the Board of Directors" is incorporated herein by reference.
(f)	Other Offers. Not applicable.

Item 9.    Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the caption "Special Factors—Fairness of the Recapitalization" is incorporated herein by reference.
(b)	Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.
(c)	Availability of Documents. Not applicable.

Item 10.    Source and Amounts of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Proxy Statement under the caption "Description of the Recapitalization—Expenses and Source of Funds" is incorporated herein by reference.
(b)	Conditions. None.
(c)	Expenses. The information set forth in the Proxy Statement under the caption "Description of the Recapitalization—Expenses and Source of Funds" is incorporated herein by reference.
(d)	Borrowed Funds. Not applicable.

Item 11.    Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.
(b)	Securities Transactions. Not applicable.

Item 12.    The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the caption "Special Factors—Approval of Board of Directors" is incorporated herein by reference.
(e)	Recommendation of Others. The information set forth in the Proxy Statement under the caption "Special Factors—Approval of the Board of Directors" is incorporated herein by reference.

Item 13.    Financial Statements

(a)	Financial Information. The information set forth in the Proxy Statement under the caption "Financial Information" is incorporated herein by reference.
(b)	Pro Forma Financial Information. Not applicable.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the Proxy Statement under the caption "Information Concerning Solicitation and Voting—Voting and Solicitation" is incorporated herein by reference.
(b)
Employees and Corporate Assets. The information set forth in the Proxy Statement under the caption "Information Concerning Solicitation and Voting—Voting and Solicitation" is incorporated herein by reference.

Item 15.    Additional Information

(b)	Other Material Information. The information contained in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16.    Exhibits

(a)	Proxy Statement (incorporated herein by reference to the definitive Proxy Statement on Schedule 14A filed on February 26, 2004, including all appendices thereto).
(b)	None.
(c)	None.
(d)	None.
(f)	None.
(g)	None.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIG BUCK BREWERY & STEAKHOUSE, INC.
By	/s/ ANTHONY P. DOMBROWSKI Anthony P. Dombrowski President, Chief Executive Officer, Chief Financial Officer and Treasurer
February 26, 2004

EXHIBIT INDEX

Exhibit No.	Description
(a)	Proxy Statement (incorporated herein by reference to the definitive Proxy Statement on Schedule 14A filed on February 26, 2004, including all appendices thereto).

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RULE 13e-3 TRANSACTION STATEMENT
  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction and Plans or Proposals
  Item 7. Purposes, Alternatives, Reasons and Effects
  Item 8. Fairness of the Transaction
  Item 9. Reports, Opinions, Appraisals and Negotiations
  Item 10. Source and Amounts of Funds or Other Consideration
  Item 11. Interest in Securities of the Subject Company
  Item 12. The Solicitation or Recommendation
  Item 13. Financial Statements
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used
  Item 15. Additional Information
  Item 16. Exhibits
SIGNATURE
EXHIBIT INDEX